FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **October 28, 2004**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]　　　Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]　　　No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



Equant Announces Third Quarter 2004 Revenues

Highlights:

- **Third quarter revenues of $718 million, a growth of 0.8 percent on a reported basis but a decline of (1.4) percent on a constant currency[1] basis.**

- **Continued decrease in Network Services revenues, a decline of (8.4) percent on a reported basis and (10.4) percent on a constant currency basis, due to significant price pressure in the data business.**

- **Robust growth in Integration Services revenues, a growth of 29.6 percent on a reported basis and 25.9 percent on a constant currency basis, driven by fulfillment, services, and outsourcing.**

- **Tight cost control and cash management, leading to a stabilized net cash position during the quarter.**

- **Market conditions are increasingly challenging. However, the company's objective remains reaching its full year 2004 targets as indicated in July 2004.**

AMSTERDAM, The Netherlands (Oct. 27, 2004) – Equant (Euronext Paris: EQU) (NYSE: ENT) today announced its revenues for the third quarter of 2004.

Commenting on Equant's revenues Daniel Caclin, Equant's president and chief executive officer, said: "Market conditions are increasingly challenging, in particular with fierce price competition. As a result, our revenue mix continues to evolve, with a sharp decrease in our legacy business in the third quarter. In this industry environment, we are focusing our resources to expand in communication infrastructure solutions, with continued growth in our services and outsourcing activities and the development of our activity portfolio. We are also pursuing cost and cash management actions which have led to a stabilization of our net cash position during the quarter. We will continue to transform our business and provide more value added services to our customers."



Revenues

The company's revenues for the third quarter of 2004 were $718 million. Compared with the third quarter of 2003, foreign exchange movements had a positive effect of $16 million on the company's revenues, driven in particular by the appreciation of the euro against the US dollar. On a constant currency basis, the company's revenues declined by (1.4) percent. Growth in Fulfillment and Other Integration Services together with increased revenues from Other Services partly offset lower revenues from Network Services, Messaging, Hosting and Security and SITA.

The company's revenues from its total outsourcing activities more than doubled compared with the third quarter 2003, reflecting the ramp-up of the large outsourcing contracts signed since the end of 2003. During the quarter the company entered into an eight-year outsourcing agreement, part of a contract with France Telecom, which is valued at $115 million.

Revenues from the company's service activities grew by 20 percent, on a constant currency basis, in the third quarter 2004 compared with the third quarter of 2003, and represented 16 percent of the company's total revenues in the third quarter 2004.

Revenue Details: (**Unaudited; US dollars in millions, in accordance with French GAAP**):

	Q3 2004 Actual	Q3 2003 Actual	% Better/ (Worse)	% Better/(Worse) on a constant currency basis[1]
Network Services:- Direct & FT Transpac	314.4	343.5	(8.5)	(10.5)
Network Services:- Indirect [2]	55.1	60.0	(8.2)	(10.1)
Total Network Services	**369.5**	**403.5**	**(8.4)**	**(10.4)**
Fulfillment	58.8	33.8	74.0	71.4
Messaging, Hosting and Security	34.9	35.5	(1.7)	(6.2)
Other Integration Services	49.3	41.0	20.2	17.1
Total Integration Services	**143.0**	**110.3**	**29.6**	**25.9**
Other Services	66.6	51.7	28.8	21.1
SITA	138.6	146.4	(5.3)	(5.3)
Total Revenues	**717.7**	**711.9**	**0.8**	**(1.4)**

Notes:
(1) Constant currency: to provide a basis for comparison, the Company has adjusted the revenues for the third quarter of 2003 to reflect the exchange rates applicable to the third quarter of 2004.
(2) Network Services Indirect refers to revenues through Radianz, Deutsche Telekom, Sprint and other wholesale channels.

Network Services

Compared with the third quarter of 2003, revenues for Network Services in the third quarter of 2004 decreased by (8.4) percent, or by (10.4) percent on a constant currency basis.



The company's Network Services direct revenues in the third quarter of 2004 were $29 million below the third quarter of 2003's levels before taking into account a positive impact of $8 million from favorable foreign currency movements, in total a decline of $37 million on a constant currency basis. The third quarter of 2004 saw a continuation of recent trends with strong pricing pressure and a high level of disconnections, particularly in North America, as customers moved to lower cost IP solutions. These trends have especially affected the revenues from legacy data products whereas revenues from IP-based products continued to grow.

Network Services indirect channel revenues fell by (8.2) percent to $55 million in the third quarter of 2004 compared with the third quarter of 2003. Revenues from Sprint, Deutsche Telekom and Radianz totaled $28 million in the third quarter of 2004 compared with $37 million in third quarter of 2003. Revenues from other indirect channels in the third quarter of 2004 grew by 17.4 percent to $27 million compared with $23 million in the third quarter of 2003.

Integration Services

Revenues from Integration Services increased 29.6 percent to $143 million in the third quarter of 2004 compared with the third quarter of 2003. This increase was 25.9 percent on a constant currency basis. Compared with the third quarter of 2003, fulfillment revenues increased by 74.0 percent with particularly strong growth in North America and Russia.

Messaging, Hosting and Security revenues decreased by (1.7) percent in the third quarter of 2004 compared with the third quarter of 2003 as reduced revenues from France more than offset growth elsewhere in Europe.

In the third quarter of 2004, Other Integration Services revenues showed an increase of 20.2 percent, compared with the third quarter of 2003 mainly as a result of increased activity in integration services arising from the company's outsourcing contracts and despite a continuing decrease in desk top maintenance services in the U.S.

Other Services

Revenues from Other Services totaled $67 million in the third quarter of 2004, compared with $52 million in the third quarter of 2003. The increase reflects additional voice revenues of $10 million from new outsourcing contracts, as well as an increase of $5 million in product management fees from France Telecom Transpac, resulting from a change in the pricing structure of the Transpac contract at the beginning of 2004.

SITA

Revenues from SITA were $139 million in the third quarter of 2004 declining from $146 million in the third quarter of 2003, mainly as a result of lower prices implemented as part of the new price book effective from July 2004.



Customer contracts and portfolio developments

In the third quarter the company continued to win new business with a significant services component including:

- Akzo Nobel, a five-year multimillion dollar contract for Equant's flagship IP VPN including consultancy and project management services as well as Equant WebVision, a Web-based performance management tool.

During the third quarter the company renewed contracts with a number of existing customers. Highlights include agreements with:

- A U.S.-based technology supplier to consumers, businesses and institutions on a global basis valued in excess of $47 million for the supply of a 196-site IP VPN.

- A U.S.-based provider of business consulting, systems integration and managed services valued in excess of $35 million. The contract includes the project management, network architecture consulting, net hosting and managed firewalls.

- One of the world's leading providers of point-to-point shipping services valued in excess of $33 million. The contract includes hosted services, managed security and disaster recovery.

During the quarter, the company continued to strengthen its services and solutions portfolio.

As planned the company has expanded its IP VPN portfolio with the launch of its LAN VPN for enterprise customers seeking a fully managed LAN service that is fully integrated with their WAN.

The company announced the launch of its Expert Access service, which provides the company's enterprise customers with a world-class 24x7 support capability complementing the company's maintenance solutions for Cisco networking solutions. The company also launched its feature rich audio conferencing service during the quarter.

As part of Business Everywhere, the first integrated mobility solution for enterprises developed by the France Telecom Group with Orange and Equant, the company has launched its public Wi-Fi service covering about 7,000 hot spots in approximately 30 countries. By year end the service is expected to cover more than 14,000 hot spots in 40-plus countries.

Additional information

The company has stabilized its net cash situation during the third quarter, as a result of tight control of capital expenditures and an improvement in its working capital position.



Outlook

The company operates in an increasingly challenging market characterized by sharp price decreases, which continue to impact its revenue mix and profitability.

Nevertheless, the company's objective remains reaching its full year 2004 operating income before depreciation, amortization, restructuring and integration as well as cash targets, as indicated in July 2004.

In this environment, the company is pursuing the implementation of its strategy to develop services revenues and is adjusting its cost structure to its revenue evolution.

Equant will host a conference call for investors and analysts on Oct. 28, 2004 at 10 a.m. EDT and 4 p.m. CET.

The call can be accessed via the Equant Web site at www.equant.com or by dialing +1-718-354-1157 in North America or +44-20-7984-7576 in Europe and in France +33-1-70-70-81-99. A replay will be available through midnight EDT, Monday, Nov. 1, 2004 and can be accessed by dialing +1-719–457-0820. The passcode is 888756.

Accompanying slides will be available on the Equant Web site before noon CET on Oct. 28, 2004.

About Equant

Equant (Euronext Paris: EQU) (NYSE: ENT) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise – including unmatched seamless network reach in 220 countries and territories and local support in approximately 165 countries – with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, consistently leads industry surveys in corporate user satisfaction.

###

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition, in our industry, and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.



CONTACTS:

Equant Media Relations	**Equant Investor Relations**

<u>Europe</u>
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

<u>North and Latin America</u>
Elizabeth Mayeri
+1 212 251 2086
elizabeth.mayeri@equant.com

Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com

<u>Asia Pacific Australasia</u>
Shirley Ng
+65 335 6730
shirley.ng@equant.com

France Telecom

Nilou du Castel
Responsible Presse Groupe France
 Telecom
+33 1 44 44 93 93
nilou.ducastel.@francetelecom.com

Caroline Chaize
Service de Presse Groupe France Telecom
+ 33 1 44 44 93 93
caroline.chaize@francetelecom.com